

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2014

Via E-mail
John A. Brda
President
Torchlight Energy Resources Inc.
5700 W. Plano Parkway, Suite 3600
Plano, Texas 75093

> **Re:** **Torchlight Energy Resources Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 8, 2014**
> **File No. 333-195423**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2014**
> **Filed August 14, 2014**
> **File Nos. 1-36247**

Dear Mr. Brda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Properties, page 18

Oil and Gas Reserves, page 18

1. Please revise your disclosure of proved undeveloped crude oil and natural gas reserve balances disclosed on pages 18 and 19 to resolve the apparent inconsistency.

Controls and Procedures, page 28

2. We have reviewed your response to prior comment 3 and do not agree with your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2013. The staff believes the number and significance of revisions you have made to several areas of your filing are an indication that your disclosure controls and procedures were not effective at year end, despite your initial conclusions at that time. Additionally, your responses and supplemental information provided in response to certain prior comments have also been revised in subsequent correspondence. Examples of these subsequent revisions include the detailed calculation to support your full cost ceiling test and the calculation of standardized measure and the underlying activity or changes in those amounts. We therefore, reissue prior comment 3 of our letter dated August 29, 2014.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat at (202) 551-3326 or Shannon Buskirk at (202) 551-if you have questions regarding comments on the financial statements and related matters or John Hodgin, Petroleum Engineer, if you have questions regarding the engineering comments. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
       Robert D. Axelrod
       Axelrod, Smith & Kirshbaum